SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Bank7 Corp.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

06652N 107
 (CUSIP Number)

Thomas L. Travis
President and Chief Executive Officer
1039 N.W. 63rd Street
Oklahoma City, Oklahoma 73116
(405) 810-8600
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 27, 2021
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	06652N107

1	NAMES OF REPORTING PERSONS
William Bradford Haines Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,778,701

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,778,701

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,778,701

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6%(*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*  Based on 9,071,417 shares of common stock of the Issuer, par value $0.01 per share (the “Common Stock”), outstanding as of December 27, 2021.

CUSIP No.	06652N107

1	NAMES OF REPORTING PERSONS
Lisa K. Haines Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,430,864

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,430,864

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,430,864

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.8%(*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*  Based on 9,071,417 shares of Common Stock outstanding as of December 27, 2021.

CUSIP No.	06652N107

1	NAMES OF REPORTING PERSONS
Julee S. Lawrence Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,430,864

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,430,864

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,430,864

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.8%(*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*  Based on 9,071,417 shares of Common Stock outstanding as of December 27, 2021.

CUSIP No.	06652N107

1	NAMES OF REPORTING PERSONS
William B. Haines, not individually but solely as the trustee of the William Bradford Haines Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,778,701(*)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,778,701(*)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,778,701(*)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6% (**)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  Mr. William B. Haines is the sole trustee of, and has voting power over the shares held by, the William Bradford Haines Financial Services Trust.
** Based on 9,071,417shares of Common Stock outstanding as of December 27, 2021.

Item 1.  Security and Issuer

This Amendment No. 4 (this “Amendment No. 4”) amends the statement on Schedule 13D filed with the SEC by the Reporting Persons (as defined in Item 2 below) on October 2, 2018, as amended by the Amendment No. 1 filed with the SEC by the Reporting Persons on October 19, 2018, the Amendment No. 2 filed with the SEC by the Reporting Persons on September 9, 2019, and the Amendment No. 3 filed with the SEC by the Reporting Persons on December 16, 2021 (the “Original 13D”) relating to their ownership of common stock, par value $0.01 per share (the “Common Stock”), of Bank7 Corp., an Oklahoma corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1039 N.W. 63rd Street, Oklahoma City, Oklahoma 73116.

Item 2.  Identity and Background

(a)          This Schedule 13D is being filed by or on behalf of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	The William Bradford Haines Financial Services Trust (the “WBH Trust”);

(ii)	The Lisa K. Haines Financial Services Trust (the “LKH Trust”);

(iii)	The Julee S. Lawrence Financial Services Trust (the “JSL Trust”); and

(iv)	Mr. William B. Haines, not individually but solely in his capacity as trustee of the WBH Trust

The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as defined and described in Item 6.  The Reporting Persons are jointly filing this Amendment No. 3 pursuant to that certain Joint Filing Agreement, dated as of October 1, 2018, as described in more detail in Item 6 below.

(b)          The address of each of the Reporting Persons is 1039 N.W. 63rd Street, Oklahoma City, Oklahoma  73116.

(c)          The principal business of the WBH Trust, the LKH Trust, and the JSL Trust (collectively, the Haines Family Trusts”) is to invest the assets of the Haines Family Trusts for the benefit of the beneficiaries of the Trusts.   The principal occupation or employment of Mr. William B. Haines is serving as Chairman of the Board of Directors of the Issuer and the Issuer’s wholly-owned banking subsidiary, Bank7 (the “Bank”).

(d), (e)          During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of the Haines Family Trusts are trusts organized under the laws of the State of Oklahoma.  Mr. William B. Haines is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

This filing does not reflect any recent purchase of securities by the Reporting Persons.  Rather, this filing is being made to reflect the disposition of 117,811 shares of Common Stock by the WBH Trust to certain underwriters.  The Issuer did not sell any of the shares in the offering, and, accordingly, did not receive any proceeds from the sale of Common Stock by the WBH Trust.

Item 4.  Purpose of the Transaction

On December 14, 2021, The WBH Trust sold 1,000,000 shares of Common Stock to certain underwriters in order to diversify its portfolio in connection with estate planning activities (the “Stock Transfer”).  Following the Stock Transfer, the WBH Trust held 1,896,512, or 20.9% of the outstanding shares of Common Stock.

Pursuant to the Underwriting Agreement dated December 9, 2021, among the WBH Trust, the Issuer, the Bank, and Keefe, Bruyette & Woods, Inc., as representative of the several underwriters (the “Underwriting Agreement”), the WBH Trust granted the underwriters an over-allotment option to purchase 150,000 shares of Common Stock within 30 calendar days of the date of the Underwriting Agreement.  The 117,811 shares of Common Stock referenced in Item 3 were sold pursuant to such over-allotment option (the “Option Transfer” and together with the Stock Transfer, the “Transfers”).

The WBH Trust, the Lisa K. Haines Financial Services Trust, and the Julee S. Lawrence Financial Services Trust (collectively, the “Haines Family Trusts”), which continue to own collectively and in the aggregate more than 50% of the outstanding voting securities of the Issuer after the Transfers, reached an oral agreement as a group, effective as of the date of the Joint Filing Agreement included as an exhibit hereto, for the purpose of influencing control over the Issuer solely to the extent necessary to ensure the Issuer will qualify as a “controlled company” under applicable NASDAQ Marketplace Rules. Under such rules, NASDAQ listed issuers that qualify as controlled companies may avail themselves of certain corporate governance exemptions involving board and committee independent director requirements.  Even though the Issuer is a “controlled company” following the IPO, it currently complies with such board and committee independent director requirements.  Except for the foregoing, the Reporting Persons do not have any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting, or disposing of any of such equity securities or to otherwise seek to influence control over the Issuer.

Except as described above in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each of the Reporting Persons reserves the right, however, to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine in their sole discretion.

Item 5.  Interest in Securities of the Issuer

(a), (b)          The Reporting Persons may be deemed to beneficially own an aggregate of 4,640,429 shares of Common Stock, or 51.15% of the outstanding shares of Common Stock, which consists of:

(i)	1,778,701 shares of Common Stock, or 19.6% of the outstanding shares of Common Stock, held for the account of the WBH Trust.

(ii)	1,430,864 shares of Common Stock, or 15.8% of the outstanding shares of Common Stock, held for the account of the LKH Trust.

(iii)	1,430,864 shares of Common Stock, or 15.8% of the outstanding shares of Common Stock, held for the account of the JSL Trust

(iv)
Mr. William B. Haines is the sole trustee of the WBH Trust, with sole voting and investment power over 1,778,701 shares of Common Stock, or 19.6% of the outstanding shares of Common Stock, all of which is reported hereby as owned by the WBH Trust.

(c)          Except as otherwise set forth in Item 4 above, none of the Reporting Persons has effected any transactions in shares of the Issuer’s shares of Common Stock during the last 60 days.

(d)          Except as otherwise set forth herein, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original 13D filing is incorporated herein by record.  In connection with the sale of the Common Stock by the WBH Trust, the Issuer, the Bank, WBH Trust, and Keefe, Bruyette & Woods, Inc., as representative of the several underwriters, entered into the Underwriting Agreement.  The WBH Trust granted the underwriters a 30-day over-allotment option to purchase an additional 150,000 shares of Common Stock pursuant to the Underwriting Agreement.  The WBH Trust is subject to a 90-day “lock-up” period as set forth in the Underwriting Agreement.  The LKH Trust and the JSL Trust are subject to a 90-day “lock-up” period as set forth in those certain Lock-Up Agreements between the Trusts and the underwriters.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description

99.1
Joint Filing Agreement, dated October 1, 2018, by and among the Haines Family Trusts, William B. Haines, John T. Phillips, Lisa K. Haines, and Julee S. Thummel (incorporated by reference to Exhibit 99.1 to the Reporting Persons Schedule 13D, filed with the Securities and Exchange Commission on October 2, 2018)

99.2
Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-227-010) filed with the Securities and Exchange Commission on August 24, 2018)

99.3
Form of Tax Sharing Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-227-010) filed with the Securities and Exchange Commission on August 24, 2018)

99.4
Underwriting Agreement, dated December 9, 2021, by and among the Issuer, the Bank, the WBH Trust, and Keefe, Bruyette & Woods, Inc., as representative of the several underwriters (incorporated by reference to Exhibit 99.4 to the Reporting Persons Schedule 13D/A, filed with the Securities and Exchange Commission on December 16, 2021)

99.5
Form of Lock-Up Agreement (incorporated by reference as an exhibit to the Underwriting Agreement incorporated by reference to Exhibit 99.4 to the Reporting Persons Schedule 13D/A, filed with the Securities and Exchange Commission on December 16, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 27, 2021
WILLIAM BRADFORD HAINES FINANCIAL SERVICES TRUST

	By:	/s/ William B. Haines
	Name:	William B. Haines, Trustee

LISA K. HAINES FINANCIAL SERVICES TRUST

	By:	/s/ John T. Phillips
	Name:	John T. Phillips, Authorized Co-Trustee

JULEE S. LAWRENCE FINANCIAL SERVICES TRUST

	By:	/s/ John T. Phillips
	Name:	John T. Phillips, Authorized Co-Trustee

WILLIAM B. HAINES

	By:	/s/ William B. Haines
	Name:	William B. Haines, an Individual